Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Century Communities, Inc.  for the registration of common stock, preferred stock, warrants, and units and to the incorporation by reference therein of our reports dated February 4, 2021, with respect to the consolidated financial statements of Century Communities, Inc., and the effectiveness of internal control over financial reporting of Century Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

July 1, 2021